Exhibit 99

                          Letter to Our Shareholders:


We passed an historic milestone in 2004 - $100 million of sales- and we are quite confident that we will achieve further sales improvements in 2005 if current economic conditions persist.

Sales in 2004 increased 13% to $100.1 million from $88.3 million in 2003, while net income grew by 42% to $4.8 million from $3.4 million in 2003.

Sales increased from their year-earlier level in each quarter of the year, reflecting the upturn in the economy that began in 2003 and continued into 2004. The fourth quarter of 2004, in fact, was our ninth consecutive period of improved year-to-year results. As happens in most manufacturing environments, the additional sales volumes enabled us to achieve a more efficient use of our production facilities, which resulted in greater productivity and improved margins.

The manufacturing sector of the economy was especially robust during 2004 in the markets we serve with our industrial hardware and security products. This economic vigor resulted in a 47% increase in our backlogs at the end of 2004.

Notwithstanding  the improvement in net income for the year, we did have to deal
with  some  unexpected   situations   that  negatively   affected  our  earnings
performance. For example:


          The cost of steel and other raw materials rose dramatically during the year, adding $1.6 million to our production expenses. It was not competitively possible to recover all of that rising cost by instituting price increases. As a result, margins on some of our products were eroded.

          A patent infringement suit at our Greenwald division, which had no merit, caused us to bear legal expenses of $398,000 in 2004 as well as the $400,000 cost of a mediated settlement. The legal expenses combined with the settlement resulted in charges to earnings net of taxes of $484,000, or $0.13 per diluted share.

          Energy costs, which are an extremely important factor in our Metal Products Group, rose very sharply in 2004, affecting that group's profit results. The increased costs for 2004 totaled approximately $200,000, which was equal to a 23% upsurge in cost per ton produced. Energy costs are continuing to rise in 2005, but we do anticipate some abatement in natural gas prices later in the year. To control our electric costs, we have implemented an energy monitoring system designed to reduce consumption and high-demand charges.


Unfortunately, unexpected developments such as those discussed above are unavoidable as we pursue our long-term growth objectives. Additionally, internal actions--such as a decision to establish a foreign subsidiary and incur attendant start-up costs--may have some impact on the short-term operating results of the Company. We intend to bear such short-term impacts without abandoning our longer-term plans.

One of our long-term objectives has been to establish our presence in China with a U.S.-owned subsidiary. As a manufacturing company operating in a global economy, we consider this to be an essential move. In 2004, we advanced toward our goal by investing in the operations of Eastern Industrial Ltd. (EIS). This subsidiary, which is located in Shanghai, is now operational and producing competitively priced, high-quality products to support the marketing needs of our U.S. divisions. We are also exploring the possible introduction of some of The Eastern Company's products into the Chinese market. This project will require time and further investment as we move along.

Segment Results

The Industrial Hardware segment of the Company generated record sales and earnings results in 2004. Sales increased 30% and operating profits increased 52% from 2003. An important part of that achievement was the continuing success of Canadian Commercial Vehicles Corporation (CCV) in Kelowna, British Columbia. CCV produces "sleeper boxes" used to provide sleeping accommodations on Class 8 trailer trucks. The manufacture of large trailer trucks grew significantly in 2004 and, according to trucking industry projections, will continue to grow during the next few years. CCV has also introduced the honeycomb composite material it uses for the sleeper boxes into new markets, such as recreational vehicles. Last November, we exhibited an RV Ramp Door made from the composite material at the 2004 National RV Trade Show in Louisville, KY. We recently received our first order for this product, which in turn has led to other opportunities for our honeycomb composite material in the RV market. Our goal is to expand our presence in markets beyond trucking, since the unique characteristics of our composite material make it suitable for use in many applications.

Industrial Hardware's Eberhard units, both in the U.S. and Canada, had record years in 2004, continuing the development of "high-style," quality hardware for the vehicular markets. Overall, our backlogs in Industrial Hardware have increased significantly, and we anticipate a very strong performance in this segment during 2005.

The Security Products segment had mixed results in 2004. Sales increased 8% but operating profits decreased 4% from 2003. While our traditional lock products generated gains for the year, sales of our coin collecting and metering systems declined from 2003, and operating profits were adversely affected by the patent lawsuit settlement.

One of the strong performers last year was our "SearchAlert(TM)" keyless luggage lock. This product--which we developed in conjunction with the Transportation Security Administration and introduced in December 2003--was well accepted in the marketplace. That trend is continuing. The "SearchAlert" lock enables travelers to lock their luggage without being concerned that the lock might be destroyed by the TSA screeners. It also features a distinctive green and red color code to indicate if the lock has been opened without using the combination. The lock is a good example of the type of R&D effort which our Illinois Lock/CCL division is known for. Other products resulting from such R&D work include a modular lock adaptable for several applications and new high-security mechanical and switch locks.

Security Products' Greenwald division celebrated its 50th anniversary in 2004. Greenwald is a leading producer of traditional coin acceptance and "smart card" products primarily for the commercial laundry market. We are continuing our R&D efforts and searching for "smart card" applications beyond the commercial laundry market. We believe that the security characteristics of "smart cards" present us with several potential opportunities in new markets, which we are actively exploring.

In the Metal Products Group, sales were down 14% and operating income was down 48% from 2003. Demand for our proprietary mine roof support anchors declined in 2004 as a supply agreement with one of our customers expired and the customer began to source product from lower-cost offshore suppliers. Our contract casting work also declined in 2004 as two large customers continued their plan to similarly source product from lower-cost offshore suppliers.

To offset the decreased demand for our mine roof support anchors, we are exploring the feasibility of exporting the anchors into the Chinese mining industry. During 2004, we entered into a technical agreement with the China University of Mining and Technology to field-test and appraise the acceptability of our product in their underground coal mines. These tests have been substantially and successfully completed. We will now begin our strategy to penetrate the mining market in China.

As always, we are diligently keeping our eyes on our financial fundamentals. We are especially concerned with containing, wherever possible, the ever-rising costs of doing business. A particular expense which will begin to impact our earnings in 2005 is the cost of becoming compliant with Section 404 of the Sarbanes-Oxley Act of 2002. This portion of the law requires us to document, assess and test our internal financial controls. Compliance will require extensive outside accounting costs in addition to substantial use of internal manpower resources.

The enclosed 10-K report contains the detailed and audited financial reports of the Company. I urge all of you to read it.

Our dedicated management team continues to focus on profitably growing the Company and improving shareholder value. I am very proud of all of them and thank them for all their efforts.


Leonard F. Leganza
President and Chief Executive Officer